# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lightspeed Commerce Inc., CIK 0001823306
CUSIP: 53229C107
Title of class of securities: SUBORDINATE VOTING SHARES
Address of issuer's principal executive offices: 700 SAINT-ANTOINE STREET EAST, SUITE 300, MONTREAL, Canada (Federal Level) (Z4), H2Y 1A6
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001845919

## Reporting persons
- Dasilva Dax: type of reporting person: individual (IN); citizenship or place of organization: Quebec Canada (A8); sole voting power 14,578,172; shared voting power 0; sole dispositive power 14,578,172; shared dispositive power 0; aggregate amount beneficially owned 14,578,172 (10.6% of the class)
  Comment: With respect to (5), (7) and (9): Consists of 13,975,344 Subordinate Voting Shares beneficially owned by Dax Dasilva, 554,215 Subordinate Voting Shares which Dax Dasilva has the right to acquire within 60 days after June 30, 2025 upon the exercise of stock options, 23,788 Subordinate Voting Shares which Dax Dasilva has the right to acquire within 60 days after June 30, 2025 upon the settlement of restricted share units and 24,825 Subordinate Voting Shares which Dax Dasilva has the right to acquire within 60 days after June 30, 2025 upon the settlement of deferred share units.
  
  With respect to (11): Based on 137,751,948 Subordinate Voting Shares outstanding as of June 30, 2025 and the aggregate number of Subordinate Voting Shares that Dax Dasilva may acquire within 60 days of June 30, 2025 through the settlement of restricted share units and deferred share units into Subordinate Voting Shares or the exercise of stock options exercisable into Subordinate Voting Shares.
- DHIDasilva Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Quebec Canada (A8); sole voting power 14,578,172; shared voting power 0; sole dispositive power 14,578,172; shared dispositive power 0; aggregate amount beneficially owned 14,578,172 (10.6% of the class)
  Comment: Dax Dasilva owns all equity interests in DHIDasilva Holdings Inc.
  
  With respect to (11): Based on 137,751,948 Subordinate Voting Shares outstanding as of June 30, 2025 and the aggregate number of Subordinate Voting Shares that Dax Dasilva may acquire within 60 days of June 30, 2025 through the settlement of restricted share units and deferred share units into Subordinate Voting Shares or the exercise of stock options exercisable into Subordinate Voting Shares.

## Item 1. Issuer
Name of issuer: Lightspeed Commerce Inc.
Address of issuer's principal executive offices: 700 SAINT-ANTOINE STREET EAST, SUITE 300, MONTREAL, , H2Y 1A6.

## Item 2. Person Filing
Name of person filing:
Dax Dasilva
DHIDasilva Holdings Inc.
Address of principal business office or, if none, residence:
700 Saint-Antoine Street East,
Suite 300
Montreal, Quebec, Canada
H2Y 1A6
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement by and among Dax Dasilva and DHIDasilva Holdings Inc.

## Signatures
- Dasilva Dax: /s/ Dax Dasilva, Dax Dasilva, Individually (08/11/2025)
- DHIDasilva Holdings Inc.: Dax Dasilva, President and Secretary (08/11/2025)